Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Commission File No: 001-10570

In connection with the proposed merger, Baker Hughes Incorporated (“Baker Hughes”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also will constitute a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free (when available) from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free (when available) from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Final Transcript

Conference Call Transcript
BHI — Baker Hughes Incorporated to Acquire BJ Services Company
Event Date/Time: Aug. 31. 2009 / 7:30AM CT

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Final Transcript
Aug. 31. 2009 / 7:30AM CT, BHI — Baker Hughes Incorporated to Acquire BJ Services Company
CORPORATE PARTICIPANTS
Gary Flaharty
Baker Hughes — VP of IR
Chad Deaton
Baker Hughes — Chairman, President and CEO
Peter Ragauss
Baker Hughes — SVP and CFO
Bill Stewart
BJ Services — Chairman, President and CEO
CONFERENCE CALL PARTICIPANTS
Bill Herbert
Simmons & Co. — Analyst
Dan Pickering
Tudor, Pickering, Holt & Co. — Analyst
Mike Urban
Deutsche Bank — Analyst
Doug Becker
SMH Capital Markets — Analyst
Marshall Adkins
Raymond James — Analyst
Brad Handler
Credit Suisse — Analyst
Geoff Kieburtz
Weeden & Co. — Analyst
Rob MacKenzie
Friedman, Billings, Ramsey — Analyst
Bill Sanchez
Howard Weil — Analyst
Harry Meeter
 Analyst
Pierre Conner
Capital One Southcoast — Analyst
Kevin Simpson
Miller Tabak — Analyst
Eric Marzucco
Dominick & Dominick — Analyst
PRESENTATION
Operator
Good morning. My name is Natalia and I will be your conference facilitator. At this time, I would like to welcome everyone to the Baker Hughes and BJ Services conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer period. (Operator Instructions).

Aug. 31. 2009 / 7:30AM CT, BHI — Baker Hughes Incorporated to Acquire BJ Services Company
Thank you, I would now like to turn the conference over to Mr. Gary Flaharty, Vice President of Investor Relations for Baker Hughes. Sir, you may proceed.
Gary Flaharty - Baker Hughes — VP of IR
All right, thank you, Natalia, and good morning, everyone. Welcome to the Baker Hughes and BJ Services conference call. Here with me this morning are Bill Stewart, BJ Services President, Chief Executive Officer and Chairman; Chad Deaton, Baker Hughes’ President, Chief Executive Officer, and Chairman; and Peter Ragauss, Baker Hughes’ Senior Vice President and Chief Financial Officer. After management’s comments this morning, we will open the lines for your questions. First, I will cover some of the administrative details.
Some of the information discussed today will contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and management cautions that any and all of these forward-looking statements may turn out to be incorrect. Forward-looking statements involve certain risks, uncertainties, and assumptions that are difficult to predict or control, including consummation of the transaction. Please refer to this morning’s news release and our annual report on Form 10-K for additional information regarding forward-looking statements and some of the risks, uncertainties and assumptions associated with them.
Baker Hughes and BJ Services will file materials related to the proposed transaction with the Securities and Exchange Commission, including one or more registration statements that contain a joint proxy statement/prospectus. Investors and security holders are urged to read such materials, which can be obtained free from the SEC’s website, www.SEC.gov.
Baker Hughes, BJ Services, their directors, executive officers, and certain members of management and their employees may be considered participants in the solicitation of proxy from their stockholders in connection with the proposed transaction. This will be described further in the joint proxy statement/prospectus when it is filed.
With that, I will conclude our discussions of the administrative details and turn the call over to Chad Deaton. Chad?
Chad Deaton - Baker Hughes — Chairman, President and CEO
Thank you, Gary, and good morning, everyone. I would like to thank you for joining us on such short notice. I would like to begin by welcoming Bill Stewart to our offices and I would also like to welcome the shareowners of both companies, BJ Services and Baker Hughes, as well. After this call, Bill and I are going to be holding meetings and calls with people at BJ as we take the first steps towards the integration of these two companies.
And I would like to actually begin by stating that we believe these two organizations are highly complementary. We believe that as we integrate them, we are going to create new opportunities for growth.
In recent years, many of you have asked about our criteria for mergers and acquisitions and I think over that time, we’ve been pretty consistent with our answers. We said we wanted to fill the gaps in our product lines. We said that we were interested in technology plays and especially in technologies and capabilities that sharpened our focus on the reservoir. And we also said that we wanted to enhance our ability to compete for integrated projects. Finally, we said that we would be interested in deals that were priced right. Today we are pleased to bring you a deal that we think meets all of these criteria.
BJ Services is clearly a leader in pressure pumping. It’s the number three competitor in the pressure pumping market behind Halliburton and Schlumberger, and until now we have had very little presence in this market. Pressure pumping is a major item in many of today’s E&P projects, which makes it what we call a must-have capability for the top tier of the diversified international oilfield service companies.
Pressure pumping accounted for 29% and 37% of the 2008 sales of the other two diversified international players. And this combination will allow us to approach the levels that you see in those two players. As we add pressure pumping into our product mix, we will be able to offer a more complete set of solutions for our customers’ drilling and production needs.
I actually began my career in pressure pumping and therefore have seen firsthand how it is one of the critical technologies for advancing reservoir performance. And this is especially true for unconventional wells where pressure pumping can account for half of the customers’ expenditure.

Aug. 31. 2009 / 7:30AM CT, BHI — Baker Hughes Incorporated to Acquire BJ Services Company
This transaction will close an important link in the chain of products that runs from the well head into the reservoir and with BJ’s pressure pumping capability, we will be able to do more to create significant value for customers and shareholders alike.
In addition to our top three position in pressure pumping, we will have leading positions in the markets that are strategically important to success as a top-tier international diversified player. Following the merger, we will have the full range of must-have services that allow us to offer a full set of solutions to our clients. These strategically important services includes some in which we already have a well-established presence, for example the directional drilling and logging well drilling, wireline logging, bits, drilling fluids, artificial lift, completions, and of course production chemicals.
Besides pressure pumping, and here I’m specifically referring to hydraulic fracturing, BJ also has leading positions in cementing, coiled tubing, and acidizing. In addition, they will strengthen our positions in chemical services, completion fluids, and offshore sand control services. In particular, we believe that the combined company with all its capabilities will be better positioned to compete for the integrated projects.
In the past when these bid on these major projects or when we bid on these major projects we have included BJ’s products and services in some of our bids. By joining with BJ, we add to our critical mass of products, scale, and international presence, making us much more competitive as we go after these complex projects around the world. In addition, by merging with BJ now, we assure that we and our customers will continue to have access to its capabilities as our industry consolidates.
Putting it all together, I see opportunities to grow the combined businesses in the unconventional shale markets both in North America, which is well-established, and also the rest of the world in the future. Also in deepwater drilling and also in international markets where BJ’s pressure pumping business can benefit from the leverage of our international platform.
As we negotiated this merger, Bill and I as well as others on our teams have been — have begun discussing the next steps toward integrating the business. These are two companies with few overlaps and with products and services that I said are very complementary. We know each other. Our organizations have worked closely with each other, and as I mentioned earlier, we have already partnered on numerous projects around the world.
We are naming a team of executives from both companies to begin to plan the integration but obviously we are not going to make any changes before the closing, which we expect to come by the end of this calendar year.
So with that, I would now like to turn the call over to Peter, who will discuss the financial aspects of this transaction, and then before we take your questions, I would like to ask Bill to add his perspective. Peter?
Peter Ragauss - Baker Hughes — SVP and CFO
Sure, the agreed-upon transaction represents an aggregate transaction value for BJ Services of $5.5 billion based on the closing stock prices on August 28, 2009. This represents an implied premium for BJ stockholders of 16.3% compared to last Friday’s closing price. BJ Services stockholders will receive 0.40035 shares of Baker Hughes and cash of $2.69 in exchange for each share of BJ Services common stock. Upon closing and reflecting the issuance of approximately 117 million new Baker Hughes shares, BJ Services stockholders together will own approximately 27.5% of Baker Hughes outstanding shares. In addition under the terms of the agreement, our cash disbursement to BJ shareholders will total approximately $790 million.
As you know, we have plenty of flexibility to finance the cash consideration, having $1.4 billion in cash on our balance sheet alone and untapped credit facilities of $1 billion.
Now turning to the cost-saving synergies we will achieve, as we stated in our news release, we expect cost savings on an annual basis in 2010 of approximately $75 million and $150 million in 2011. We expect to realize these savings as we eliminate redundant overhead costs, consolidate facilities around the globe, and further rationalize the two organizations’ field costs.
As a result of those savings and based on our current outlook, we expect the combination to be accretive to earnings per share in 2011. The merger is subject to the approval of Baker Hughes and BJ Services stockholders. It also is pending other customary approvals including antitrust review. And as Chad said, we anticipate the transaction will close as soon as the end of the year. Bill?

Aug. 31. 2009 / 7:30AM CT, BHI — Baker Hughes Incorporated to Acquire BJ Services Company
Bill Stewart - BJ Services — Chairman, President and CEO
Yes, thank you. Thank you, Chad, and thank you, Peter. I would also like to welcome the stockholders of BJ Services as well as the stockholders of Baker Hughes to the call. As a stockholder myself, I am looking forward to joining with Baker Hughes after the close of the combination. This will be a very attractive combination for all of our constituencies. Our customers will benefit as we integrate BJ’s capabilities and to Baker Hughes for broad and international platforms. Our employees will benefit from being part of a larger and stronger company and we are pleased that this deal will give BJ Services stockholders the opportunity to continue to participate in the success of the combined enterprise.
In particular we think that the combination will strengthen BJ’s presence in the international markets, giving us a way to enhance our growth overseas. In some markets, we have been at a disadvantage as a stand-alone company. We haven’t been able to create a meaningful presence and critical mass in some markets. Plus we are finding that many of the pressure pumping jobs are being bundled into larger integrated projects and as part of Baker Hughes, we will be able to better position and to pursue business in respect to these new integrated projects as they come forth in the future.
The management team of BJ is looking forward to working closely with our counterparts at Baker Hughes and I am looking forward to continuing to contribute to the business as a member of the Baker Hughes Board of Directors. Now I will turn it back over to Chad.
Chad Deaton - Baker Hughes — Chairman, President and CEO
Okay. Thank you, Bill. So in conclusion, as we stated, we think this deal makes sense strategically for us. We are excited about it and we are ready to move forward once we are able to finally close on this particular deal. With that, Gary, let’s open it up for questions.
Gary Flaharty - Baker Hughes — VP of IR
All right, Natalia, if we could go ahead and open it up for questions. We would ask that everyone limit their selves to one question and a related follow-up question. Natalia?
QUESTION AND ANSWER
Operator
(Operator Instructions) Bill Herbert.
Bill Herbert - Simmons & Co. — Analyst
Good morning, guys. Congratulations. Chad, Peter, just a couple questions from me. First category would be under cost savings, $75 million anticipated for next year and double that the following year. Could you amplify a little bit more with regard to where those are expected to come from because this isn’t a — it is not a sort of a consolidating deal, if you will. So there’s some areas of overlap, but as you said, Chad, it’s really a sort of predominately complementary deal. So walk us through the cost savings.
Peter Ragauss - Baker Hughes — SVP and CFO
Sure, well, the initial cost savings obviously will occur in some of the corporate overhead obviously that we won’t need a duplication of between the two offices. That’s traditional. We also believe that there is a lot of support structure out there on our geo market model in terms of back-office savings, etc. We also have a lot of regional offices where we’ve been operating separately and there’s a pretty good overlap there around the globe in terms of sales offices, etc. And we also believe there’s a lot of property consolidation in and of itself around the globe and even in North America that we can put together. A lot of the property I would say in many of the back-office savings are probably loaded more into 2011 because that takes time to accomplish.
So it will be a rolling sort of cost savings that increases over time as we get to understand where the commonalities lie.

Aug. 31. 2009 / 7:30AM CT, BHI — Baker Hughes Incorporated to Acquire BJ Services Company
Bill Herbert - Simmons & Co. — Analyst
Right, Chad, a question for you, here. You have been patient with regard to capitalizing on a pressure pumping opportunity. You have got an abundance of pressure pumping scar tissue given your experience in prior walks of life. The international fit to me is an obvious one and a compelling one. North America, you have been expressing the fact that we have an overcapitalized environment and it’s going to take a while to absorb that capacity. What do you need to do with regard to the North American part of the pressure pumping and the BJ business in order to generate an acceptable return on capital employed going forward?
Chad Deaton - Baker Hughes — Chairman, President and CEO
Well, I think first, Bill, I think BJ has already taken numerous steps to get to that point in terms of their cost control measures they’ve put in place in their sizing of the organization. I think the second step that needs to happen is what has happened on the previous cycles in pressure pumping North America, this ongoing consolidation and some stabilization. So I think that is going to take a little bit of time. I don’t know how long.
And then I think the third area, this thing will balance itself and I’m just a believer that long-term, pressure pumping is going to continue to play a very key role in North America. We just have to work through some of those issues that I just mentioned. But this is a very strong franchise. They’ve got a great name. They are right up there at the top in terms of North America operations. And North America, as you said, it’s got to balance itself or I said, it’s got to balance itself and internationally this is going to move forward quite rapidly I think on international.
Bill Herbert - Simmons & Co. — Analyst
Okay, thanks very much.
Operator
Dan Pickering.
Dan Pickering - Tudor, Pickering, Holt & Co. — Analyst
Good morning, guys. Peter, I think you talked about this as an accretive deal in 2011. Can you help us with the goodwill and what sort of earnings assumptions that were used to get to the accretive assumption? Are we using 2011 consensus? How do you get there?
Peter Ragauss - Baker Hughes — SVP and CFO
Sure. On the goodwill front, we have modeled in — obviously this all comes down to the day of the pro forma when the accountants get through with it, but we have modeled in for the time being about $2 billion of goodwill. And no real step up in the assets for now. And if you use consensus — you can use consensus estimates, although I think on one of us we don’t go all the way out through calendar 2011, but you can make some assumptions on the out quarters. It is — I think it’s pretty clear under this structure, you can run the math that with those sorts of cost synergies you will see single-digit accretion pretty much — within a wide band of outcomes.
Dan Pickering - Tudor, Pickering, Holt & Co. — Analyst
Got you, okay, thank you. My other question is for Bill Stewart. Bill, I know there are a number of investors that we’ve talked to that are — that own BJ Services for the kind of the rebound that they expect to see in North America natural gas. I think those investors are going to say why sell when gas prices are low and the stock is down? How do you reconcile kind of your thinking around timing and kind of that leverage issue as you think about North American opportunity?

Aug. 31. 2009 / 7:30AM CT, BHI — Baker Hughes Incorporated to Acquire BJ Services Company
Bill Stewart - BJ Services — Chairman, President and CEO
Well, I think we’ve been consistent in saying that we have just a tremendous surplus of natural gas. I think that we will be doing respectably well in a very competitive North American market. But we don’t expect it to be rebounding real soon unless we get some expedited consolidation. We do think that there will be some capacity coming out of the market through wear and tear, if you will, some of these shale formations provide on your equipment. But consolidation will be the key. Demand is down significantly, contributing to an extended period in the market recovery.
So, I mean, that’s the view that we have today and the view that we express in the marketplace. What BJ needs is a broader scope of product offerings. What BJ needs is a better position than what we currently have in the international marketplace. And what BJ needs is products and services other than pressure pumping to balance the pressure pumping franchise that we have. And it just so happens that now is when Baker Hughes decided that they were interested. It fills a tremendous void in their service offering. It makes the combined Company significantly more competitive throughout the world, and also particularly in these integrated service lines.
And so with all those needs between the two companies coming together, you know, you just can’t pick and choose the exact time you want something like that combination to happen. You have to access it as it comes along. It so happens that now is the time and we think it’s a good deal for both sets of stockholders.
Dan Pickering - Tudor, Pickering, Holt & Co. — Analyst
Thank you.
Operator
Mike Urban.
Mike Urban - Deutsche Bank — Analyst
Thanks, good morning. One of the things that I didn’t hear you talk about with respect to the rationale for the deal is the potential for opportunities of international unconventional gas. I realize that’s not a big piece of the market right now, but is that something that you are looking toward down the road and felt like you needed to make that move now?
Chad Deaton - Baker Hughes — Chairman, President and CEO
I believe long-term — this is Chad — long-term I think it will be there, but that’s not what drove us to do it right now. We think just the conventional type operations for pressure pumping, cementing, acidizing, coiled tubing internationally is the main driver on that side. And clearly US unconventional gas will get better and rebound.
Down the line, I think these shale plays will come on, but I still think those are three or four years away probably.
Mike Urban - Deutsche Bank — Analyst
Okay and in terms of kind of valuation we can obviously run the numbers on the kind of earnings EBITDA, that kind of stuff. But stripping out BJ’s kind of other businesses, completion tools and chemicals and that kind of stuff, what do you feel like you are buying the pumping assets for if you have this on a dollar per horsepower basis?
Chad Deaton - Baker Hughes — Chairman, President and CEO
No, Mike, we didn’t really look at a dollar per horsepower. BJ clearly brings more than just pressure pumping, and what you just talked about with the other services that they have, but it’s pretty hard with the R&D, the IP, the client relationships, already their global presence, you just really can’t compare this acquisition to somebody going out and buying 100,000 horsepower North American horsepower in the Rocky Mountains. I don’t think those numbers would have told us anything.

Aug. 31. 2009 / 7:30AM CT, BHI — Baker Hughes Incorporated to Acquire BJ Services Company
Mike Urban - Deutsche Bank — Analyst
Okay, understood. Thank you.
Operator
Doug Decker.
Doug Becker - SMH Capital Markets — Analyst
Thanks. Chad, I just want to get a little more detail on how the formal combination allows you to compete more effectively, given that you have partnered with BJ Services in the past.
Chad Deaton - Baker Hughes — Chairman, President and CEO
Well, we have partnered successfully, but one of the challenges you run into is each contract or each project that comes up, one of the things that are — a couple of our big competitors do and do quite well is convince the client that you are dealing with two companies here with one who is going to make decisions, what happens if the pipes set up during the cement job? You know, these are all things that have to be continually worked through. We work well with BJ around the world. We have numerous projects going on right now.
I think from a Baker Hughes standpoint, we looked at it and said there’s a lot of value there that we would like to bring within our camp. We made quite a few efforts over this last really year to 18 months to acquire small reservoir consulting companies. We’ve built up a pretty good group now of 350 reservoir consulting type people that are going to work very closely with this BJ pressure pumping side of the business.
It’s just hard to build that capability when you don’t own the company. So we think this just allows us to be much more responsive out in the field to a clients’ needs and be able to make the decisions faster and be able to grow on these big projects.
Doug Becker - SMH Capital Markets — Analyst
Sounds good, and what do you view the potential for revenue synergies potentially in North America? I think it’s very obvious about the international opportunities in the deepwater, but do you see the opportunity in North America for revenue synergies?
Chad Deaton - Baker Hughes — Chairman, President and CEO
Well, I’ll just give two cents on that and then I will put it to Bill because he has probably felt this more than what we felt it. But clearly, we have had a competitor or two that have gone forward to the clients about bundling the big package, basing some of it around the frac package and so it is a little disadvantaged. I don’t see a lot of revenue synergies. We didn’t put a lot of that in the [$75 million, $150 million]. That was mostly cost synergies. But I see the real revenue synergies coming from the international markets.
But Bill, maybe you want to comment about the North America side, what you’ve been seeing.
Bill Stewart - BJ Services — Chairman, President and CEO
Yes, I would have to just ditto what Chad said on North America. I mean customers have traditionally engaged in selective — selectively choosing their discrete services in the North American market and there have been instances of bundling which the combined company will be more effective at competing for. But I think the predominant benefit is going to be overseas, where the integrated package, bundling effort is more pervasive. So I will just basically ditto those comments Chad made on that issue.
Doug Becker - SMH Capital Markets — Analyst
Thank you.

Aug. 31. 2009 / 7:30AM CT, BHI — Baker Hughes Incorporated to Acquire BJ Services Company
Operator
Marshall Adkins.
Marshall Adkins - Raymond James — Analyst
Good morning, gentlemen. Just along those same lines, Chad, obviously the integrated project management is one of the key issues here. What percent of your business do you envision being IPM two years down the road?
Chad Deaton - Baker Hughes — Chairman, President and CEO
Well, Marshall, again I wouldn’t just go around IPM because again, that’s integrated project management, which to me is different than large integrated bundle type services. I think the large bundling is increasing without a doubt internationally. Martin Craighead and our group, his group just got back from Iraq, where — meeting with the clients there and clearly what they are looking for, logistics is a major problem. So people that are going to go in, they are looking for the large integrated service company that can come in there and provide a greater breadth of services. And it makes sense from the service company side to be able to bring that mass in there.
So I think places like West Africa and the Middle East and Russia and these places, it is continuing to increase. It’s not so much that it’s project management, where the client wants us to run the whole thing. Many times a client is still going to call the shots. They’re just saying we don’t want to deal with 18 different companies. We want to deal with one or two.
So I think that’s more where the market is going internationally for us and why we need this — to fill this gap.
Marshall Adkins - Raymond James — Analyst
So could bundling be 20% of your business in two years?
Chad Deaton - Baker Hughes — Chairman, President and CEO
It depends on how you call it, but I would say bundling is more than 20% right now. We just won a big contract in Azerbaijan for five of our services — I think a couple hundred million dollar project. We’ve got four of our services on the VP project in Norway, four or five. We won each one of those services. But you could add all that up as bundling or integrated ops.
So there are numerous contracts around the world out of our — now what we call I guess 11 service lines, we’ve probably five or six providing services on those projects. So it’s just depending on how you want to count integrated operations.
Bill Stewart - BJ Services — Chairman, President and CEO
Marshall, this is Bill Stewart. I think bundling is important, as Chad has said, but also its critical mass. There are some markets that BJ really hadn’t achieved the critical mass Baker has. So you put the two together and you’ve got a combined Company with critical mass and more markets. That, you’ve got better marketing coverage. You’ve got facility coverage through the combined Company that is significantly enhanced in terms of what BJ currently offers. I think in some places, BJ’s presence will enhance what Baker has in some of those markets. So the two combined enhances both critical mass and ability to pursue multiservice contracts.
Marshall Adkins - Raymond James — Analyst
It makes perfect sense. Last one, what kind of rig count assumptions when you are doing the calculations have you plugged in for ‘10 and ‘11?

Aug. 31. 2009 / 7:30AM CT, BHI — Baker Hughes Incorporated to Acquire BJ Services Company
Chad Deaton - Baker Hughes — Chairman, President and CEO
We were pretty conservative. We showed about what we talked about on our last call for 2010, a modest increase in rig count. But we didn’t plug anything aggressive for North America rig count or international for 2010.
Marshall Adkins - Raymond James — Analyst
So you don’t need — I guess really what I’m getting to, you don’t need a massive recovery in the US to get to your ‘11 accretion?
Chad Deaton - Baker Hughes — Chairman, President and CEO
That’s correct.
Peter Ragauss - Baker Hughes — SVP and CFO
You don’t need a massive one, but if ‘11 looks exactly like — if ‘10 looks like ‘09 and it continues longer, then it could change. But we expect some recovery in ‘10 relative to ‘09 and that to continue into 2011, but not real aggressive.
Marshall Adkins - Raymond James — Analyst
Thank you.
Operator
Brad Handler.
Brad Handler - Credit Suisse — Analyst
Thanks, good morning. Could you please share a couple of things? How much — how many projects are you guys teamed up on today and kind of how much annual revenue does that translate to?
Chad Deaton - Baker Hughes — Chairman, President and CEO
I don’t have the number off the top of my head. I go by country, Mexico is $0.5 billion revenue between the two companies on that project there offshore. We’ve got land projects in Mexico we are working on. We’ve got things in Algeria. We are working on a big project in the Middle East right now, which is a major integrated type project where the services are involved in that. We’ve worked on some things together in Russia on some projects. I don’t have the exact number of projects and the revenue breakdown.
Brad Handler - Credit Suisse — Analyst
Okay but it sounds like we touch on the major ones. I guess the follow-up is can you tell us about sort of how many projects of the scope, maybe the relative scope where you’re using somebody else’s pressure pumping services today?
Chad Deaton - Baker Hughes — Chairman, President and CEO
No, very little. We pretty much stuck with BJ when these things are coming up. But it’s small.
Brad Handler - Credit Suisse — Analyst
Okay, all right, thanks.

Aug. 31. 2009 / 7:30AM CT, BHI — Baker Hughes Incorporated to Acquire BJ Services Company
Operator
Geoff Kieburtz.
Geoff Kieburtz - Weeden & Co. — Analyst
Good morning. Chad, this is obviously a combination that many people talked about for a long time and listening to your answers, it’s still not quite clear to me why now. Can you elaborate on that?
Chad Deaton - Baker Hughes — Chairman, President and CEO
Well, I think why now is better than a year ago. If we had done something, we obviously have looked at trying to get into this business, whether through organic buildout or acquisition or whatever for quite some time, because we do feel — we do believe that it’s a good business. We believe right now mainly because we think we are at the bottom with a lot of this. We think internationally the business is going to continue to grow. We think oil looks decent.
We don’t know exactly how long the downturn will last in North America, but it depends on who you listen to and who you look at, some feel we are bottom and starting to come back. Others feel it’s going to last another six, eight, nine months. I don’t know, Geoff, if you could — you never time any of these things exactly at the right time. But we felt that now it makes sense.
Again, internationally we see an increasing number of large integrated type projects and things that we need to compete in, so that’s really the no-brainer part of it. And North America is where there is some risk. There’s no doubt, but we believe natural gas is going to play a key role in North America for many, many years to come, as I said.
Geoff Kieburtz - Weeden & Co. — Analyst
Okay, but without getting very specific, it’s more having to do with the external environment as opposed to anything particularly going on within Baker Hughes or BJ Services.
Chad Deaton - Baker Hughes — Chairman, President and CEO
Yes. This is looking to where we think the future is going and what’s going to happen and why this makes sense from there. There’s nothing internally on either side of the Company that is going to —.
Geoff Kieburtz - Weeden & Co. — Analyst
And as you think about — in the last conference call, you talk somewhat about the reorganization within Baker Hughes. Do you feel like that is solidified enough or are you looking at some challenges here in integrating two organizations while at the same time you are reorganizing the Baker Hughes structure?
Chad Deaton - Baker Hughes — Chairman, President and CEO
Well, again this thing is not going to close for another couple or three months, Geoff, and we are — our own current reorganization is going quite well. All the people are in place. These next few months are going to benefit us tremendously — to just continue to get that in place.
But the other side of it is BJ is going to operate as BJ. They’ve got their facilities, their bases, and in time, these things will move together. But we are not trying to roll BJ immediately under the geo market structure or anything else. We want these guys to do what they do and they do very well. And then as time goes on, as Peter said, the other synergies will come forward over this next period of time and eventually they will fit into just like the other Baker Hughes product lines of INTEQ, Atlas, etc.

Aug. 31. 2009 / 7:30AM CT, BHI — Baker Hughes Incorporated to Acquire BJ Services Company
Geoff Kieburtz - Weeden & Co. — Analyst
Okay, so your first stage is BJ will essentially remain intact and operate as a division within Baker Hughes initially?
Chad Deaton - Baker Hughes — Chairman, President and CEO
Yes, and it would be similar to what we did when we bought Gaffney Cline and GMI, only on a much bigger scale. But we are very concerned about losing people. That’s not what we want to do — to keep people out there providing the services. And we had very little attrition from our reservoir roll in. It’s been a year now and yet now they are very much part of Baker Hughes and working closely with our teams in these centers around the world and this is the model that we believe that we can do with this acquisition.
Geoff Kieburtz - Weeden & Co. — Analyst
Great, thank you.
Operator
Rob MacKenzie.
Rob MacKenzie - Friedman, Billings, Ramsey — Analyst
Good morning, guys. I had a follow up along the revenue synergies line of questioning. I was wondering where both you Chad, and you, Bill, think the size of the predominantly the international bundled services market is today if you can kind of put a percentage of the overall market or a dollar figure on that? And your current combined share of that and how you see that market growing? I know you’ve talked — we have heard talk about growth here, but is it going to grow 300 basis points faster than the overall group, 500 bps? What’s your view on the relative growth of that market as well?
Chad Deaton - Baker Hughes — Chairman, President and CEO
Well, again we have to go back to the definition of bundled and integrated and just having a bunch of services out on a project. I mean, that’s where this gets complicated. We will have 11 individual type product lines that, depending on the client, depending on where in the world, they may call each one out individually or we may team up and have 5 of them out on a particular rig.
I think what we are seeing internationally is you can almost say 80 — I don’t know what the number would be — 80%, 90% of all projects out there have some kind of multiproduct line combination now. One thing we’ve clearly seen over these last couple, three years are these tender — these packages are becoming much bigger that the clients are putting out.
They tend to be multiservice line. The client doesn’t call them integrated operations or project management. They just tend to tender along the D&E side or the C&P side. So I just go down the list of recent wins, Total West Africa involved 5 — 4 or 5 of our product lines. BP Azerbaijan was 4 or 5. Norway was 4. Russia, the recent stuff with Gazprom Neft is all of our product lines. See, you got Mexico.
It’s just increasingly — both NOCs and IOCs are tending to bid under a bundle type package. Saudi Arabia right now is putting out large projects to provide everything out there on the D&E side, so we’re working with BJ on that particular project, which will be a very large project.
Bill, I don’t know, do you want to —?
Bill Stewart - BJ Services — Chairman, President and CEO
I think another slap of this, I think we are trying to emphasize this bundled package integrated service issue to a level higher than maybe it should be on this conference call. I think the more important thing is that the combined Company will have an arsenal of services and products

Aug. 31. 2009 / 7:30AM CT, BHI — Baker Hughes Incorporated to Acquire BJ Services Company
that are what I call more complete, very complete. And the two major competitors have been trying to take advantage over others because their service offering was more complete than, say, BJ or Baker or others.
So now this puts Baker in a position of being able to offer anything that any of the two major other competitors can offer, and it doesn’t allow them to market an advantage that they are trying to do to take advantage in the marketplace. So I think that is another key element to what the future will offer in Baker Hughes’ competitiveness.
Rob MacKenzie - Friedman, Billings, Ramsey — Analyst
Thanks, and following up on that, Chad, do you feel that the next step would obviously be adding an international land rig component to — of some size to Baker Hughes?
Chad Deaton - Baker Hughes — Chairman, President and CEO
Let’s get this one done first and then we will talk about those.
Rob MacKenzie - Friedman, Billings, Ramsey — Analyst
Fair enough, thank you.
Operator
Bill Sanchez.
Bill Sanchez - Howard Weil — Analyst
Yes, thank you. Good morning. Chad, a question for you as it relates to the international business outlook here. Clearly BJ has a presence already in the international markets. I’m curious if you could get a little bit more specific about how much of the North American capacity that BJ currently has, are you targeting maybe on a percentage basis to move over to international markets? Or maybe you could just talk about of that total North American horsepower, how much of that would you say is capable of actually working outside North America?
Chad Deaton - Baker Hughes — Chairman, President and CEO
Well, horsepower is horsepower. It’s more the challenge — and Bill needs to comment on this — but horsepower is horsepower, it’s more the chassis that’s riding on is the problem when it comes to the international market. You know, you can’t move a US land-based frac truck to Saudi and operate in the desert or to Italy and operate on European roads. But there’s a lot of horsepower that clearly can be moved to a different chassis if necessary or skid mounted or whatever.
I think BJ does have a lot of international horsepower already sitting around the world that we can move from one place to the other. You know, I think that one of the advantages that we can bring — and Bill made the comment of it — there are certain countries, and I will use Russia as an example, vast nine, 10 time zones. It’s hard for a single product line or a primarily single product line to get in and operate across all of Russia. I mean, if Baker Hughes only had Atlas or INTEQ to operate by itself there, we wouldn’t be able to do it. But we have been able to build up a very nice business in Russia because of offering seven different product lines. And I think this is where BJ has had a presence there, but had a tough — struggling to get that in place.
We’ve got the facilities there. We’ve got people there. We can take another look at Russia and be able to say it makes sense to be able to operate there in the future. I don’t know, Bill, do you want to comment on (inaudible).

Aug. 31. 2009 / 7:30AM CT, BHI — Baker Hughes Incorporated to Acquire BJ Services Company
Bill Stewart - BJ Services — Chairman, President and CEO
I think that’s a very good point. With our well and service line of fracturing in Russia and the competitive nature that that market added, it made it almost impossible to continue the business. But the efficiencies you get being a part of a larger, more established company in that country would surely help out. And I guess that gets to the critical mass issue that we talked about earlier.
As far as exporting horsepower to the international markets, we have that ability right now to do. The markets internationally are not in need of any significant horsepower transfer. Clearly we will keep our eye on opportunities all during this transition period. There is some excess capacity in our US operations that we have pulled into the idle yard with a view toward retirement or upgrade or use elsewhere. And so until the markets tighten somewhat, that capacity will be available to export when the opportunities arise.
Bill Sanchez - Howard Weil — Analyst
So I guess it’s fair to say, Chad, that the intent of this deal was not necessarily to look at a possibility of some sort of mass migration of North American capacity internationally, more so than what BJ already has in place internationally. So 12 months out this deal is done, your North America presence is going to look pretty much the same as it would be probably if BJ was still running the Company 12 months from now?
Chad Deaton - Baker Hughes — Chairman, President and CEO
Yes, I think that’s fair to say. We didn’t make the acquisition because we had a whole bunch of frac jobs pending in certain countries. We think this is a business that’s going to grow internationally, conventional type fracturing. We are seeing it in Saudi. We are seeing in other places. So we are not going to be shipping a whole bunch of BJ horsepower overseas right away.
Bill Sanchez - Howard Weil — Analyst
Okay, one follow-up I may have missed earlier, but if you’ll outline the breakup fee at this point?
Peter Ragauss - Baker Hughes — SVP and CFO
Yes, there’s a breakup fee in the document of $175 million.
Bill Sanchez - Howard Weil — Analyst
Okay, thank you very much.
Operator
[Harry Meeter].
Harry Meeter Analyst
Good morning. Just a question for you on the financing. I know you mentioned that you have a significant amount of cash on hand as well as bank availability. But is your preference or do you have an expectation for what you might do in terms of terming any of the cash portion out in the capital markets? Do you have a preference for using cash or bringing a bond deal?
Peter Ragauss - Baker Hughes — SVP and CFO
Sure, if the current bond markets hold where they are, which are sort of historically the most attractive they have been, we would probably term it out. So it just depends on conditions at the time.

Aug. 31. 2009 / 7:30AM CT, BHI — Baker Hughes Incorporated to Acquire BJ Services Company
Harry Meeter Analyst
Okay, and do you plan to draw down your bank lines at least initially?
Peter Ragauss - Baker Hughes — SVP and CFO
No, what we would probably do is go out in the commercial paper market and fund it until such time as we either use our cash or a commercial paper and if we were to term it out, we would just term out the commercial paper.
Harry Meeter Analyst
Okay, thanks very much.
Operator
Pierre Conner.
Pierre Conner - Capital One Southcoast — Analyst
Good morning, gentlemen. You covered most of it but a follow-up on BJ’s current horsepower makeup page and mix. And so maybe from Bill’s standpoint, it would be appropriate to ask does the combination give you the ability to change your strategy relative to how quickly you modify the fleet? You have mentioned you brought some of your equipment in for potential retirement and assuming no big changes in the current gas markets, does it change your strategy or does it give you some more flexibility?
Bill Stewart - BJ Services — Chairman, President and CEO
I don’t see that as being something different currently versus pt-combination. I think the strategy will transcend the combination process.
Pierre Conner - Capital One Southcoast — Analyst
Okay, all right, that was it. The rest has been answered. Thanks, gentlemen.
Operator
Kevin Simpson.
Kevin Simpson - Miller Tabak — Analyst
Thanks and congratulations, both of you, on the transaction. Chad, this one is for you. I think the international benefits are clear and pretty compelling, but you are jumping in with much more exposure to the North American gas market and particularly a pumping market that has still a lot of excess capacity.
Have you thought about the — I know you already answered one of these with let’s get this one done. You may do the same here, but it seems to me there are too many players in the North American frac market. So in looking at this transaction, do you have the option open for doing further consolidation down the road? Are you going to let somebody else do that — in terms of how you see your position here going forward?

Aug. 31. 2009 / 7:30AM CT, BHI — Baker Hughes Incorporated to Acquire BJ Services Company
Chad Deaton - Baker Hughes — Chairman, President and CEO
Well, obviously we’ve got the financial horsepower that we could do that. Our balance sheet is still extremely strong after this acquisition. I don’t see us being a further consolidator out there. If something looks attractive and Bill and his team feel that it’s reasonably priced or whatever, sure, we wouldn’t completely walk away from anything that makes sense.
But I think there’s going to be consolidation on this pressure pumping side. I don’t think we are going to have to be the ones that do it all. I think there will be other things that take place here over these next few months. I think it’s starting to move. You already start seeing some deals happening, so I think it’s just like so many cycles. I think as Bill Herbert or somebody said, I’m carrying some of the scars of past cycles and they end the same way. In the end you tend to find Halliburton, Schlumberger, and the BJ’s as the one that will come out and whether it’s 1200 rigs or 1500 rigs, this is still going to be a very good business. There’s no doubt about it.
It just needs to get stabilized and work some things out. And we think that now is the time to be part of it. You know, there’s one thing I just wanted to make sure and get out on this call, because we spend a lot of time talking about hydraulic fracturing or the horsepower, which is very true, but there are a lot of other drivers in this Company, in BJ, that are very attractive.
Offshore cementing or cementing in general, this is a very, very large business and when you look at it, internationally deepwater, there are only really three players that participate on that cementing side. And we at Baker Hughes have a very good market share. We’ve concentrated on deepwater rigs. We do well in those areas and we are tickled to death to have BJ cementing as part of that, because they’ve got an outstanding reputation in deepwater cementing.
There’s coiled tubing, which we clearly are a leader in coiled tubing drilling with our BHA on the bottom. But just general coiled tubing, we work a lot with in terms of sometimes running ESPs on coiled tubing and grabbing — on completions has been able to change out inserts, etc., and again, they are a coiled leader in the coiled tubing side. So there are other benefits just well beyond hydraulic fracturing.
Kevin Simpson - Miller Tabak — Analyst
That’s well put. That’s kind of my follow-up here would be more the timing on those kind of synergies. You know each other very well and have worked together on a number of projects. Is that — do you think that we could see some revenue synergy particularly in some of the key overseas markets by, say, 2Q, 3Q of 2010?
Chad Deaton - Baker Hughes — Chairman, President and CEO
Yes, and in some areas, it’s going to come faster than others, Kevin. We talked about these big contracts that are coming on internationally. Sometimes those are two, three, four-year type contracts so they will need to roll. But one thing that we’ve seen under this one Baker Hughes out of these bundled services type things, if you are in there and you are on three or four contracts or services and you just get a great opportunity to insert a couple more when you’re talking to the client about oh, we’ve got that capability, we can take care of it. And I think that’s the exciting part when our team and the BJ teams get together around the world and realize we are one Company. We just think there’s going to be some revenue synergies that will come out of that.
And we didn’t plug a lot of it in in 2010 because we think that that’s going to be a transition year, but we think we will really start seeing it end of 2010, 2011.
Kevin Simpson - Miller Tabak — Analyst
Thanks and congratulations again.
Operator
Dan Pickering.

Aug. 31. 2009 / 7:30AM CT, BHI — Baker Hughes Incorporated to Acquire BJ Services Company
Dan Pickering - Tudor, Pickering, Holt & Co. — Analyst
I’m back again. Russia has been mentioned several times. I knew BJ was in the process of exiting Russia. Is that going to change going forward? Bill, will you slow that down waiting for this Baker Hughes deal to close?
Bill Stewart - BJ Services — Chairman, President and CEO
We have proceeded with that close down process until today. So quite clearly, I will be chatting with Chad on where we are and what seems to make sense from here forward.
Dan Pickering - Tudor, Pickering, Holt & Co. — Analyst
Okay, and then I was hoping you could provide, Chad, a little bit more color — it was unclear to me, will the pressure pumping or the BJ businesses roll into the geo market structure down the road, or it’s just not initially as you start the integration process?
Chad Deaton - Baker Hughes — Chairman, President and CEO
It won’t be as we start the integration initially, no. As time goes on, then yes, we see it being part of the Baker Hughes group, but right now we want to make sure that they can continue to operate and not have a lot of interference and get established. And I think time will be the natural evolution of that.
Dan Pickering - Tudor, Pickering, Holt & Co. — Analyst
Okay, then last follow-up was as you look at — are there any businesses that BJ is involved in that — where Baker Hughes has a stronger presence? Or is there — I’m just thinking about the non-pumping businesses — Baker’s — or BJ’s other oilfield service segment. Is there anything that obviously doesn’t fit or everything stays for now?
Chad Deaton - Baker Hughes — Chairman, President and CEO
No, we think everything fits that they have. They complement us in a couple areas and there’s a couple areas that they have a presence that we are not in and so we see everything staying.
Dan Pickering - Tudor, Pickering, Holt & Co. — Analyst
Okay, and I lied, one last follow-up, which was you said you were seeing some consolidation occurring already in North America. Can you help us with that because I’m not sure that we’ve seen anything in the pumping business from a consolidation perspective other than what you are doing today with BJ.
Chad Deaton - Baker Hughes — Chairman, President and CEO
I guess I should say there’s a lot of talk.
Dan Pickering - Tudor, Pickering, Holt & Co. — Analyst
Okay, so no deals yet but lots of chatter?
Chad Deaton - Baker Hughes — Chairman, President and CEO
Lots of chatter.

Aug. 31. 2009 / 7:30AM CT, BHI — Baker Hughes Incorporated to Acquire BJ Services Company
Dan Pickering - Tudor, Pickering, Holt & Co. — Analyst
Okay, thank you.
Gary Flaharty - Baker Hughes — VP of IR
Natalia, at this point, could we take one final question please?
Operator
Eric Marzucco.
Eric Marzucco - Dominick & Dominick — Analyst
Good morning, guys. Could you guys talk about — a little bit about the process, how the deal came together?
Chad Deaton - Baker Hughes — Chairman, President and CEO
Well, the deal has come together over the last couple of months of discussions and it came together at 12:40 a.m. this morning. So that is the timeline.
Eric Marzucco - Dominick & Dominick — Analyst
Got you, and was there an auction process held for BJ Services?
Peter Ragauss - Baker Hughes — SVP and CFO
No.
Eric Marzucco - Dominick & Dominick — Analyst
So you guys just negotiated one on one basically with just the two parties?
Bill Stewart - BJ Services — Chairman, President and CEO
That’s correct.
Eric Marzucco - Dominick & Dominick — Analyst
Got you. And as far as any regulatory approvals that you guys will need to complete the transaction?
Chad Deaton - Baker Hughes — Chairman, President and CEO
Yes, obviously there will be the Hart-Scott-Rodino that we will need to go through. And once that starts, it’s a little bit out of our hands, but as we said, we are hoping that we can get this thing closed by the end of the year.
Eric Marzucco - Dominick & Dominick — Analyst
Got you. And my last question is any breakup fees or termination fees on the deal — and any reverse termination fees?

Aug. 31. 2009 / 7:30AM CT, BHI — Baker Hughes Incorporated to Acquire BJ Services Company
Peter Ragauss - Baker Hughes — SVP and CFO
Yes, there are, of a similar amount.
Eric Marzucco - Dominick & Dominick — Analyst
Similar amount and do you know the amount or the percentage?
Peter Ragauss - Baker Hughes — SVP and CFO
It’s the same amount, $175 million is what we mentioned earlier.
Eric Marzucco - Dominick & Dominick — Analyst
Oh, I’m sorry, $175 million for both. Thank you very much.
Gary Flaharty - Baker Hughes — VP of IR
Thanks, Eric. I want to thank Chad, Bill, and Peter for all of their comments this morning. Thank all of our participants for your questions, for your time, and again for your thoughtful questions. Natalia.
Operator
Think you for participating in today’s Baker Hughes, BJ Services conference call. This call will be available for replay beginning at 10.30 a.m. Eastern, 9.30 a.m. Central, and will be available through 10.00 p.m. Eastern Time on Wednesday, August 19. The conference ID number for the replay is 15689055. Again, the conference ID number for the replay is 15689055. The dial-in number for the replay is 800-642-1687 in the US or 706-645-9291 international. (Operator Instructions). You may now disconnect.
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